Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier

Maier & Company, Inc.

(310) 471-1288

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – November 9, 2015 -- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.10 per share on the company’s common stock. The dividend will be paid on December 24, 2015 to shareholders of record on December 8, 2015.

The foregoing dividend that will be paid on December 24, 2015 is the fourth dividend paid by the company in 2015, representing a cumulative payout of $0.40 per share. Including this dividend, the company will have paid a total of $0.75 per share in dividends since January 1, 2013.

 Dividends are declared and paid from time to time at the discretion of the board of directors and depend upon, among other things, the company’s net profit after taxes, the anticipated future earnings of the company, the success of the company’s business activities, the company’s capital requirements, and the general financial conditions of the company.  Although it is the company’s intention to pay dividends during profitable years, no assurance can be given that the company will, in fact, pay any dividends in the future even if it has a profitable year or is otherwise capable of doing so.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and in Yangon in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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